SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
And (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.
Under the Securities Exchange Act of 1934
(Amendment No. 2)
BARE ESCENTUALS, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
067511 10 5
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Berkshire Fund V, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Massachusetts

	5	SOLE VOTING POWER

NUMBER OF		8,118,746

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,118,746

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,118,746

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.9%*

12	TYPE OF REPORTING PERSON

	PN
*	Percentage calculations are based on the number of shares of Common Stock outstanding as of October 31, 2008, as provided in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2008.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Berkshire Fund VI, Limited Partnership

2	CHECK BOX THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Massachusetts

	5	SOLE VOTING POWER

NUMBER OF		8,835,572

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,835,572

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,835,572

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.6%*

12	TYPE OF REPORTING PERSON

	PN
*	Percentage calculations are based on the number of shares of Common Stock outstanding as of October 31, 2008, as provided in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2008.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Berkshire Investors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Massachusetts

	5	SOLE VOTING POWER

NUMBER OF		906,941

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		906,941

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	906,941

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.0%*

12	TYPE OF REPORTING PERSON

	PN
*	Percentage calculations are based on the number of shares of Common Stock outstanding as of October 31, 2008, as provided in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2008.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Berkshire Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Massachusetts

	5	SOLE VOTING POWER

NUMBER OF		313,766

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		313,766

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	313,766

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.3%*

12	TYPE OF REPORTING PERSON

	PN
*	Percentage calculations are based on the number of shares of Common Stock outstanding as of October 31, 2008, as provided in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2008.

Except as set forth below, all previously reported Items are unchanged. For clarity, Item 2(a) is restated in its entirety.
Item 2.

(a) Name of Person Filing
     Berkshire Fund V, Limited Partnership (“Fund V”), Berkshire Fund VI, Limited Partnership (“Fund VI”), Berkshire Investors LLC (“Investors”) and Berkshire Partners LLC (“Berkshire Partners” and, with Fund V, Fund VI and Investors, the “Reporting Persons”) are jointly filing this Schedule 13G.
     Fifth Berkshire Associates LLC, a Massachusetts limited liability company (“Fifth Berkshire”), is the general partner of Fund V. Sixth Berkshire Associates LLC, a Massachusetts limited liability company (“Sixth Berkshire”), is the general partner of Fund VI. The managing members of Fifth Berkshire are Bradley M. Bloom, Jane Brock-Wilson, Kevin T. Callaghan, Carl Ferenbach, Ross M. Jones, Richard K. Lubin, David R. Peeler and Robert J. Small (the “Fifth Berkshire Principals” and together with Michael C. Ascione, Christopher J. Hadley and Lawrence S. Hamelsky, the “Berkshire Principals”). The Berkshire Principals are the managing members of Sixth Berkshire, Investors, and Berkshire Partners.
     The Reporting Persons often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Based on the foregoing and the relationships described herein, these entities may be deemed to constitute a “group” for purposes of Section 13(g)(3) of the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.
Item 4. Ownership
(a) Amount beneficially owned:
     Fund V directly holds 8,118,746 shares of Common Stock. Accordingly, Fund V has sole voting power with respect to 8,118,746 shares of Common Stock and has sole dispositive power with respect to 8,118,746 shares of Common Stock.
     Based on the immediately preceding paragraph, as the sole general partner of Fund V, Fifth Berkshire may be deemed to beneficially own 8,118,746 shares of Common Stock held by Fund V. However, Fifth Berkshire disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that Fifth Berkshire is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by Fund V.
     Fund VI directly holds 8,835,572 shares of Common Stock. Accordingly, Fund VI has sole voting power with respect to 8,835,572 shares of Common Stock and has sole dispositive power with respect to 8,835,572 shares of Common Stock.
     Based on the immediately preceding paragraph, as the sole general partner of Fund VI, Sixth Berkshire may be deemed to beneficially own 8,835,572 shares of Common Stock held by Fund VI. However, Sixth Berkshire disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that Sixth Berkshire is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by Fund VI.
     Investors owns 906,941 shares of Common Stock. Accordingly, Investors has sole voting power with respect to 906,941 shares of Common Stock and has sole dispositive power with respect to 906,941 shares of Common Stock.
     Berkshire Partners owns 313,766 shares of Common Stock. Accordingly, Berkshire Partners has sole voting power with respect to 313,766 shares of Common Stock and has sole dispositive power with respect to 313,766 shares of Common Stock.

     By virtue of their positions as managing members of Fifth Berkshire, Sixth Berkshire, Investors and Berkshire Partners, the Berkshire Principals (or the Fifth Berkshire Principals, in the case of Fifth Berkshire) may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund V, Fund VI, Investors and Berkshire Partners. However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by Fund V, Fund VI, Investors or Berkshire Partners, and as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.
(b) Percent of class:
Fund V beneficially owns 8.9% of the Issuer’s Common Stock.
Fund VI beneficially owns 9.6% of the Issuer’s Common Stock.
Investors beneficially owns 1.0% of the Issuer’s Common Stock.
Berkshire Partners beneficially owns 0.3% of the Issuer’s Common Stock.
Percentage calculations are based on 91,524,092 shares of Common Stock outstanding, which is the number of shares of Common Stock outstanding as of October 31, 2008, as provided in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2008.
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Fund V has the sole power to vote 8,118,746 shares of the Issuer’s Common Stock.

Fund VI has the sole power to vote 8,835,572 shares of the Issuer’s Common Stock.

Investors has the sole power to vote 906,941 shares of the Issuer’s Common Stock.

Berkshire Partners has the sole power to vote 313,766 shares of the Issuer’s Common Stock.

(ii)	Shared power to vote or to direct the vote
0
(iii)	Sole power to dispose or to direct the disposition of

Fund V has the sole power to direct the disposition of 8,118,746 shares of the Issuer’s Common Stock.

Fund VI has the sole power to direct the disposition of 8,835,572 shares of the Issuer’s Common Stock.

Investors has the sole power to direct the disposition of 906,941 shares of the Issuer’s Common Stock.

Berkshire Partners has the sole power to direct the disposition of 313,766 shares of the Issuer’s Common Stock.

(iv)	Shared power to dispose or to direct the disposition of
0

Signature:
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BERKSHIRE FUND V, LIMITED PARTNERSHIP

By:	Fifth Berkshire Associates LLC,
its General Partner

	By:	/s/ Richard Lubin

Name: Richard Lubin
Title: Managing Director

BERKSHIRE FUND VI, LIMITED PARTNERSHIP

By:	Sixth Berkshire Associates LLC,
its General Partner

	By:	/s/ Richard Lubin

Name: Richard Lubin
Title: Managing Director

BERKSHIRE INVESTORS LLC

	By:	/s/ Richard Lubin

Name: Richard Lubin
Title: Managing Director

BERKSHIRE PARTNERS LLC

	By:	/s/ Richard Lubin

Name: Richard Lubin
Title: Managing Director
Date: January 23, 2009